14041607

SEP 30 2014

9/30/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-53685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-13 (MM/DD/YY) AND ENDING 6-30-14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCOTTSDALE CAPITAL ADVISORS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7170 E. MCDONALD DR #6
(No. and Street)

SCOTTSDALE (City) AZ (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUSTINE HURRY 480-603-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN, ASKELSON & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

23974 Aliso Creek Rd Ste 395 (Address) Laguna Niguel (City) CA (State) 92677 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* Revised exemption Rpt. Per FINRA Schedule II

DD 10/6/14

OATH OR AFFIRMATION

I, Justine Hurry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scottsdale Capital Advisors, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal

Title

Notary Public

OFFICIAL SEAL
ELIZABETH WHITE
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires May 20, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. / Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scottsdale Capital Advisors Corporation

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS REPORT
ON INTERNAL CONTROL

For the Year Ended June 30, 2014

With

INDEPENDENT AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Scottsdale Capital Advisors Corporation
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of Scottsdale Capital Advisors Corporation (the Company) as of June 30, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scottsdale Capital Advisors Corporation as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Schedules I and III has been subjected to audit procedures performed in conjunction with the audit of Scottsdale Capital Advisors Corporation financial statements. The Schedules I and III is the responsibility of Scottsdale Capital Advisors Corporation. Our audit procedures included determining whether the Schedules I and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules I and III. In forming our opinion on the Schedules I and III, we evaluated whether the Schedules I and III, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the Schedules I and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Dana Point, California
August 15, 2014

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS

Current assets:		
Cash and cash equivalents	$	273,207
Accounts Receivable		722,200
Clearing Deposits		131,558
Securities owned, at fair value		22,560
Prepaid expenses		9,887
Total current assets		1,159,412
Other Assets:		
Deposits		4,817
Total other assets		4,817
Total assets	$	1,164,229

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	22,948
Accrued expenses		716,836
		739,784
Notes payable – current portion		16,792
Total liabilities		756,576
Commitments and contingent liabilities (Note 6)		
Stockholders' equity:		
Additional paid in capital		76,000
Common stock, no par value, authorized 2,000,000 shares, issued and outstanding		795,000
Retained earning		(463,347)
		407,653
Total liabilities and member's equity	$	1,164,229

See independent auditors' report and accompanying notes

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF OPERATION
FOR THE YEAR ENDED JUNE 30, 2014

Sales:	
Clearing revenue	$ 12,683,690
Investment company revenue	30,802
Realized Gain on Sale of Securities	-
Other revenue	14,151
Total sales	12,728,643
Cost of Sales:	
Clearing fees	1,110,144
Sales compensation	-
Broker- Dealer Expense	48,682
Other expenses	-
Total cost of sales	1,158,826
Gross Profit	11,569,817
General and administrative expenses:	
Compensation	1,665,574
Director's Compensation	6,222,550
Professional and consulting fees	1,138,090
Office	60,973
Advertising and marketing	104,000
Postage	17,076
Communication	21,846
Occupancy	740,891
Permits and licenses	43,795
Regulatory fees	55,174
Exchange firm fees	546
Other	52,647
Total general and administrative expenses	10,123,162
Net income	1,446,655

See independent auditors' report and accompanying notes

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED JUNE 30, 2014

	Common Stock		Additional		Total
	Shares	Amount	Paid-in-Capital	Retained Earnings	Stockholders' Equity
Balance at June 30, 2013	2,000,000	$ 795,000	$ 76,000	$ (475,702)	$ 395,298
Distributions				(1,434,300)	(1,434,300)
Net income				1,446,655	1,446,655
Balance at June 30, 2014	2,000,000	$ 795,000	$ 76,000	$ (463,347)	$ 407,653

See independent auditors' report and accompanying notes

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2014

Cash flows from operating activities:	
Net income	$ 1,446,655
Adjustments to reconcile income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	583,386
Accounts receivable	4,065
Prepaid expense	4,440
Security positions	(31,504)
Clearing Deposits	
Increase (decrease) in liabilities:	(503,692)
A/P and Accrued liabilities	
Net cash Provided by operating activities	1,503,350
Cash flows from financing activities:	
Notes payable-Principle Repayments	(32,229)
Dividend Distributions	(1,434,300)
Net cash used in financing activities	(1,466,529)
Net Increase (Decrease) in cash	36,821
Cash, beginning of the year	236,386
Cash, end of the year	$ 273,207

See independent auditors' report and accompanying notes

SCOTTSDALE CAPITAL ADVISORS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2014

1. ORGANIZATION

Scottsdale Capital Advisors Corporation (the Company), was incorporated in the state of Arizona on August 15, 2001 and commenced operations in May 2002. The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to retail and institutional customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company also offers investment-banking services for both public offerings and private placements. The Company is located in Scottsdale, Arizona and provides services to U.S. and international customers.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

Impairment of Long-Lived Assets

In accordance with *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line over the estimated useful lives of the assets (generally 3 to 7 years).

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Income Taxes

On June 29, 2001, the Company elected to be taxed as an "S" Corporation. Accordingly, the Company has not provided for federal and state income taxes since the income tax liability is that of the individual stockholders.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Accounting Standard Codification 350, Goodwill and Other ("ASC 350") formerly Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with ASC 350, no amortization is recorded for goodwill with indefinite useful life.

3. **FURNITURE AND EQUIPMENT**

Office Furniture and equipment	$	269,708
		269,708
Less: Accumulated depreciation		(154,946)
Prior years impairment of furniture and equipment		(114,762)
At June 30, 2014:	$	-

4. NOTES PAYABLE

On December 22, 2011 the Company entered into a promissory note with FINRA in the amount of $93,750 as a result of assessed sanction and fines by FINRA. The terms of promissory note include are three years with fixed annual interest rate of 6.25% which accrue. The company is required to make monthly payments of interest and principal. As of June 30, 2014 the Notes payable balance due to FINRA was as follows:

Current portion	$	16,792
At June 30, 2014:	$	16,792

5. RELATED PARTY TRANSACTIONS

The Company has a formal lease agreement with a related party which the shareholders owns for its headquarter in Scottsdale, Arizona and which terminates upon notice by landlord.

The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC which is owned by the Company's Director. During the year ended June 30, 2014 the company made distribution payments to Scottsdale Capital Advisors Holding LLC in the amount of $1,434,300.

On March 3, 2011, the Company's then president, a related party, acquired the entire interest in Alpine Securities a clearing firm. During the course of the year ended June 30, 2014 the company recognized $12,575,032 in clearing revenue which reflected approximately 99% of total clearing revenues recognized during the year. As of June 30, 2014 the company had a $722,200 receivable from Alpine Securities. As of June 30, 2014 the company had $25,000 deposit on account with Alpine Securities.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company maintains a lease commitment for its office facility in Scottsdale, AZ which terminates upon notice by landlord. From time to time the Company leases additional space for which there are no formal lease commitments.

Legal

The Company has one open regulatory investigation and three pending civil arbitrations. Based on review and advice by in-house legal counsel and outside counsel, Company does not expect any of these matters to impact the financial condition or business operations of Company to any material extent.

7. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At June 30, 2014, the Company had no cash deposits in excess of the FDIC coverage.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $256,936 which was $156,936 in excess of its required net capital of $100,000 The Company's ratio of aggregate indebtedness to net capital was 2.94 to 1.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

10. SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At June 30, 2014, the Company had SIPC net operating revenue $12,728,643 with a general assessment of $28,917 which is due by August 30, 2014. The Company plans to pay the assessment timely.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 14th, 2014, the date which the financial statements were available to be issued and nothing has occurred that would require disclosure.

SUPPLEMENTAL SCHEDULES

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2014

	Audited Financial Statements	Focus X-17A-5 Part IIA	Difference
Stockholders equity	$ 407,653	407,653	$ -
Deductions:			
Non-allowable assets:			
Prepaid expenses and other assets	146,263	146,263	-
Net capital before haircuts on securities positions And Unsecured Debits	261,390	261,390	-
Less:			
Haircuts on securities	3,384	3,384	-
Unsecured Debits	1,070	1,070	-
Net Capital	256,936	256,936	-
Total aggregate indebtedness	$ 756,576	756,576	$ -
Minimum net capital required ($100,000 or 6.67% indebtedness)	$ 100,000	100,000	$ -
Excess net capital	$ 156,936	156,936	$ -
Ratio of aggregate indebtedness to net capital	2.94 to 1	2.94 to 1	

TARVARAN, ASKELSON & COMPANY

SCOTTSDALE CAPITAL ADVISORS
Member FINRA & SIPC

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE II
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED June 30, 2014

Scottsdale Capital Advisors Corporation operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions for the year ended June 30, 2014 without exception.

Justine Hurry, Principal

7170 E McDonald Road Suite 6, Scottsdale, AZ 85253
Office: 480.603.4900 • **Toll Free:** 866.404.9051 • **Fax:** 480.603.4901
Email: cs@scottsdalecapital.com • **Website:** www.scottsdalecapitaladvisors.com

SCOTTSDALE CAPITAL ADVISORS CORPORATION
DETERMINATION OF SIPC NET OPERATING REVENUE AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2014

Total revenue	$	12,728,643
Additions:		
Net loss from securities in investment accounts		4,440
Total Additions		4,440
Deductions:		
Revenue from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		7,288
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		1,158,825
Net gain from securities in investment accounts		
Other revenue not related either directly or indirectly to the securities business		
Total deductions		1,166,113
SIPC net operating revenue		11,566,970
General assessment	$	28,917

See independent auditors' report and accompanying notes

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Scottsdale Capital Advisors Corporation
Scottsdale, Arizona

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2014, which were agreed to by Scottsdale Capital Advisors Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Scottsdale Capital Advisors Corporation compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Scottsdale Capital Advisors Corporation management is responsible for the Scottsdale Capital Advisors Capital Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7T for the year ended June 30, 2014, noting no differences as set forth on Schedule I.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
August 15, 2014

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Scottsdale Capital Advisors Corporation
Scottsdale, Arizona

We have reviewed management's statements in Schedules II included in the accompanying financial statements, in which (1) Scottsdale Capital Advisors Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Scottsdale Capital Advisors Corporation claimed an exemption from 17 C.F.R. § 540.15c3-3(2)(ii) (the " exemption provisions") and (2) Scottsdale Capital Advisors Corporation stated that Scottsdale Capital Advisors Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Scottsdale Capital Advisors Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scottsdale Capital Advisors Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements in Schedules II. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements in Schedules II referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
August 15, 2014



TARVARAN, ASKELSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

ORANGE COUNTY
O: (949) 525-8688
F: (949) 606-0329

SAN DIEGO
O: (760) 683-9545
F: (760) 683-6798